Exhibit 99.1

SUZANO S.A.	SUZANO S.A.
Companhia Aberta de Capital Autorizado	Publicly Held Company
CNPJ/ME nº 16.404.287/0001-55	Corporate Taxpayer ID (CNPJ/ME) No. 16.404.287/0001-55
NIRE 29.3.0001633-1	Company Registry (NIRE) 29.3.0001633-1
COMUNICADO AO MERCADO	NOTICE TO THE MARKET

São Paulo, 09 de agosto de 2022 – Suzano S.A. (“Companhia”) (B3: SUZB3 / NYSE: SUZ), em cumprimento às disposições constantes da Lei n° 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das Sociedades por Ações”), da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 80, de 29 de março de 2022 e da Resolução da CVM nº 44, de 23 de agosto de 2021, em linha com as melhores práticas de governança corporativa e em complementação às informações divulgadas por meio do Comunicado ao Mercado de 29 de junho de 2022, vem informar aos seus acionistas e ao mercado em geral a conclusão, nesta data, da aquisição pela Companhia da totalidade das ações de emissão da Caravelas Florestal S.A. no CNPJ/ME sob o nº 15.489.351/0001-85 (“Companhia Alvo” e “Operação”), uma vez que foram cumpridas as condições precedentes e realizados os atos de fechamentos conforme estabelecidos no contrato de compra e venda de participação societária celebrado em 29 de junho de 2022 (“Contrato”).

São Paulo, August 9th, 2022 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), of the Brazilian Securities Commission (“CVM”) Resolution No. 80, dated as of March 29th, 2022, and of CVM Resolution No. 44, dated as of August 23rd, 2021, in line with corporate governance best practices, and in addition to the information disclosed through the Notice to the Market dated June 29th, 2022, hereby informs its shareholders and the market in general the conclusion, on this date, of the acquisition by the Company of the totality of shares issued by Caravelas Florestal S.A., enrolled with the CNPJ/ME under No. 15.489.351/0001-85  (“Target Company” and “Transaction”), in view of the fulfillment of all conditions precedent and performance of the closing acts provided for in the “Share Purchase Agreement” executed on June 29th, 2022 (“Agreement”).

Em contraprestação às ações da Companhia Alvo e considerando correção e ajustes previstos no Contrato, a Operação foi liquidada, na presente data, ao preço de R$ 360 milhões sujeito ajustes pós-fechamento com base na variação de dívida, caixa e demais custos envolvidos da Companhia Alvo.

In consideration for the shares of the Target Company and after adjustments in accordance with the Agreement, the Operation was concluded on this date at the price corresponding to R$ 360 million Brazilian Reais which is subjected to pos-closing money adjustments based on the debt, cash position and other costs related to the Target Company.

Por fim, a Companhia reitera seu compromisso de manter os acionistas e o mercado em geral informados acerca de qualquer outro assunto de interesse de seus acionistas e do mercado.	Lastly, the Company reiterates its commitment to keep shareholders and the market in general informed about any matter of interest to its shareholders and the market.
São Paulo, 09 de agosto de 2022.	São Paulo, August 9th, 2022.
Marcelo Feriozzi Bacci	Marcelo Feriozzi Bacci
Diretor Executivo de Finanças e de Relações com Investidores	Chief Financial and Investor Relations Officer